UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*


Waverly, Inc.
(Name of Issuer)
Common Stock, $2.00 Par Value
(Title of Class of Securities)
943614-10-7  (CUSIP Number)
Fred Eychaner, c/o Newsweb Corporation, 1645 W. Fullerton Ave.,
Chicago, IL 60614  (773) 975-0400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 10, 1998
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13D

CUSIP No.  943614-10-7


1  NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Newsweb Corporation (I.R.S. # 362728759)

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
(b) []
Newsweb Corporation is 100% owned by Fred Eychaner and he is also the sole beneficiary of the Fred Eychaner IRA
3  SEC USE ONLY

4  SOURCE OF FUNDS*
     WC
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(E)    []

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7  SOLE VOTING POWER
       208,400
8  SHARED VOTING POWER
       228,400
9  SOLE DISPOSITIVE POWER
       208,400
10  SHARED DISPOSITIVE POWER
       228,400
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Newsweb Corporation holds 208,400 shares, Fred Eychaner holds
0 shares, and the Fred Eychaner IRA holds 20,000 shares of Waverly, Inc., which represent 2.33%, 0% and .22%, respectively, of the outstanding shares of Waverly, Inc., or 2.55% in the aggregate.
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*    []

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     See Item #11; 2.55%

14  TYPE OF REPORTING PERSON*
     CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

SCHEDULE 13D

CUSIP No.  943614-10-7


1  NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
     Fred Eychaner

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
(b) []
Newsweb Corporation is 100% owned by Fred Eychaner and he also is the sole beneficiary of the Fred Eychaner IRA
3  SEC USE ONLY

4  SOURCE OF FUNDS*
     PF
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(E)    []

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7  SOLE VOTING POWER
       0
8  SHARED VOTING POWER
       228,400
9  SOLE DISPOSITIVE POWER
       0
10  SHARED DISPOSITIVE POWER
       228,400
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Newsweb Corporation holds 208,400 shares, Fred Eychaner holds
0 shares, and the Fred Eychaner IRA holds 20,000 shares of Waverly, Inc., which represent 2.33%, 0% and .22%, respectively, of the outstanding shares of Waverly, Inc., or 2.55% in the aggregate.
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*    []

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     See Item #11; 2.55%

14  TYPE OF REPORTING PERSON*
     IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

SCHEDULE 13D

CUSIP No.  943614-10-7


1  NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
     Fred Eychaner IRA - A self-directed individual retirement account

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
(b) []
Newsweb Corporation is 100% owned by Fred Eychaner and he is also the sole beneficiary of the Fred Eychaner IRA
3  SEC USE ONLY

4  SOURCE OF FUNDS*
     OO
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(E)    []

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7  SOLE VOTING POWER
       20,000
8  SHARED VOTING POWER
       228,400
9  SOLE DISPOSITIVE POWER
       20,000
10  SHARED DISPOSITIVE POWER
       228,400
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Newsweb Corporation holds 208,400 shares, Fred Eychaner holds
0 shares, and the Fred Eychaner IRA holds 20,000 shares of Waverly, Inc., which represent 2.33%, 0% and .22%, respectively, of the outstanding shares of Waverly, Inc., or 2.55% in the aggregate.
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*    []

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     See Item #11; 2.55%
14  TYPE OF REPORTING PERSON*
     OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

SCHEDULE 13D

CUSIP No.  943614-10-7


1  NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
     WPWR-TV Channel 50 Foundation (I.R.S. #36-3805338)

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
(b) []

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     OO
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(E)    []

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7  SOLE VOTING POWER
       352,899
8  SHARED VOTING POWER
       0
9  SOLE DISPOSITIVE POWER
       352,899
10  SHARED DISPOSITIVE POWER
       0
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     352,899
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*    []

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.95%
14  TYPE OF REPORTING PERSON*
     CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE PAGE
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

Item 1.  Security and Issuer

The class of equity to which this statement refers is the Common Stock, par value $2.00 per share (the "Common Stock" or the "Shares"), of Waverly, Inc. (the "Company"), with its principal offices at 351 West Camden Street, Baltimore, Maryland 21201. The Company's telephone number is 410/528-4000. Mr. William M. Passano, Jr. is the Chairman of the Company, and Mr. Edward B. Hutton, Jr. is the President and CEO of the Company.

Item 2.  Identity and Background

  The filers of this statement are:

(a)   Newsweb Corporation    (b)   Fred Eychaner
      1645 W. Fullerton Ave.       1645 W. Fullerton Ave.
      Chicago, IL  60614           Chicago, IL  60614
      Incorporated in IL           Citizen of USA

      Principal business:          Employment:
      Printing & broadcasting      President, sole director, and
                                   sole shareholder of Newsweb
                                   Corporation

(c)   Fred Eychaner IRA      (d)   WPWR-TV Channel 50
      1645 W. Fullerton Ave.       Foundation (the "Foundation")
      Chicago, IL  60614           1645 W. Fullerton Ave.
      Citizen of USA               Chicago, IL 60614
                                   Organized in IL

                                   Principal business:
                                   Private charitable foundation

None of the above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) described in
Item 2(d) of Schedule 13D, nor have any of the above been a party to a civil proceeding described in Item 2(e) of Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

The Shares were contributed to the Foundation by Mr. Eychaner as a charitable contribution.

Item 4.  Purpose of Transaction

Since the filing of Amendment No. 1 to Schedule 13D, the Company has effected a 2-for-1 stock split of the Shares. On December 22, 1997, Mr. Eychaner contributed 88,999 Shares to an unaffiliated charitable organization. On February 10, 1998, Mr.
Eychaner contributed 352,899 Shares to the Foundation. Mr. Eychaner is the President and Treasurer and one of the three directors of the Foundation. Mr. Eychaner disclaims beneficial ownership of the 352,899 Shares.

Item 5.  Interest in Securities of the Issuer

  (a) Mr. Eychaner beneficially owns 0 Shares representing 0% of the outstanding Shares. Newsweb Corporation beneficially owns 208,400 Shares representing 2.33% of the outstanding Shares. Mr. Eychaner's IRA beneficially owns 20,000 Shares representing .22% of the outstanding Shares. The Foundation beneficially owns 352,899 Shares representing 3.95% of the outstanding Shares.

  (b) Mr. Eychaner has the sole power to vote and the sole power to dispose of 0 Shares. Mr. Eychaner has the shared power to vote and the shared power to dispose of 228,400 Shares. Newsweb Corporation has the sole power to vote and the sole power to dispose of 208,400 Shares. Newsweb Corporation has the shared power to vote and the shared power to dispose of 228,400 Shares. Mr. Eychaner's IRA has the sole power to vote and the sole power to dispose of 20,000 Shares. Mr. Eychaner's IRA has the shared power to vote and the shared power to dispose of 228,400 Shares. The Foundation has the sole power to vote and the sole power to dispose of 352,899 Shares. The Foundation has the shared power to vote and the shared power to dispose of 0 Shares.

  (c)  See Item 4.

  (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

  (e) Mr. Eychaner, Newsweb Corporation and Mr. Eychaner's IRA ceased to be the beneficial owners of more than 5% of the Shares on February 10, 1998.



Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 10, 1998

FRED EYCHANER


/s/   FRED EYCHANER
Fred Eychaner, individually


NEWSWEB CORPORATION


/s/  FRED EYCHANER
Fred Eychaner, President


FRED EYCHANER IRA


/s/  FRED EYCHANER
Fred Eychaner, as beneficiary of self-directed IRA


WPWR-TV CHANNEL 50 FOUNDATION


/s/  FRED EYCHANER
Fred Eychaner, President